ANNUAL REPORT

*September 30, 2008*

# Madison Mosaic

## *Tax-Free Trust*

Virginia Tax-Free Fund

Tax-Free National Fund



tax-free trust

Madison MOSAIC FUNDS

www.mosaicfunds.com

# Contents

# Management's Discussion of Fund Performance



*Michael J. Peters*

The annual period ended September 30, 2008 saw small negative returns for Tax-Free Virginia and Tax-Free National in one of the most trying periods for municipal bonds in memory. One-year total returns were: -0.11% for Tax-Free Virginia and -0.13% for Tax-Free National. However, Madison's high-quality mandate and relatively conservative positioning meant that your funds did considerably better than their peers. Over the same period, the Lipper General Municipal Debt Index was down -4.82%. The Lipper Municipal Debt Virginia Index fell -3.09% over the year. Dipping short-term interest rates contributed to a drop in the funds' yields, as the 30-day SEC yield for Tax-Free Virginia saw a reduction across the period from 3.15% to 2.86% while Tax-Free National fell from 3.12% to 2.90%.

## Why Did the Funds Outperform?

The extent that holdings influenced returns over this period can be seen by looking at two indices. The Lipper High Yield Municipal Debt Index fell -11.19% for the period. Madison Mosaic's tax-free funds held no bonds in this high-risk category. At the same time, longer bonds were punished, as indicated by the Lehman Brothers Long Bond Index (22-plus years), which saw a loss of -9.55% for the year. Madison's positioning of the funds closer to the intermediate range of maturity helped avoid most of this damage.

## Economic Overview

The period of this report will be one that will be studied by students of economics for generations to come. As in the case of such

dislocations, studying it will likely prove more enjoyable than living through it. The period began with some optimism that the worst of the subprime credit crisis might be behind us, with the major stock market indices reaching record highs in the fall of 2007. But by September 30, 2008, the end of this reporting period, we were in the midst of a worldwide financial crisis that was creating sell-offs in virtually every asset class, other than the most secure assets issued or insured by the federal government. Several large and highly regarded institutions failed or required government-sponsored bailouts. Banks were unwilling to lend to each other, and the general market mood was characterized by fear. Fearing a meltdown of the U.S. financial system, Congress rushed to put together a massive "bailout" legislation package in an attempt to aid banking balance sheets and get credit flowing again.

While not directly tied to core problems of the financial crisis, the municipal bond market has suffered from a number of factors. First of all, an economic slowdown, which seems unavoidable, will eventually have an impact on the tax and revenue income which back tax-free bonds. But the more immediate factor has been a broad selling trend, as cash-strapped institutional holders of municipal bonds have sold to cover redemptions and losses in other securities, while individual investors have also retreated to government and insured securities and potential buyers have been frozen with fear. In addition, a liquidity crisis in variable rate municipal issues has strained the ability for municipalities to raise working capital. Although we view this as a temporary problem, we will keep a keen eye for signs that the credit markets are "unfreezing" before we are comfortable adding risk to the tax-free funds. We also can't ignore the troubles with some of the largest municipal bond insurers, whose fortunes have been clouded due to their underwriting of troubled mortgage-backed securities.

## Outlook

We see signs of economic hope in the various government sponsored initiatives, but there are still many systemic problems in our financial system and economy, many of which go back to a fundamental cause of the crisis: falling home prices. Until home prices stabilize, we will not be completely out of the woods. We see the U.S. economy experiencing at least a mild recession, but not the kind of financial disaster that seems to be widely feared. As painful as this period has been, we believe that some good will come of it in the long run. Leverage in the U.S. economy will be reduced to more rational and manageable levels. Credit will be extended only to those with the capacity to repay. Risk will be placed on equal footing with reward and be priced at an appropriate level.

In terms of the municipal bond market, based on current valuations and a continued belief in high-quality municipal bonds, we believe that investors in Madison Mosaic Tax-Free Trust are well positioned to weather this extraordinary, volatile period. In fact, investors seeking to deploy assets should consider what appears to be a great buying opportunity in the municipal bond market.

### VIRGINIA FUND

The Commonwealth of Virginia maintains an AAA general obligation bond rating based on a well-diversified economy that emphasizes services and government. The Fund had a total return of -0.11% for the annual period and the 30-day SEC yield was 2.86% as of September 30, 2008. The duration of the portfolio was 6.52 years while the average credit quality was maintained at AA. Purchases during the period included Richmond Virginia Metropolitan Authority-

**INDUSTRY DIVERSIFICATION AS OF SEPTEMBER 30, 2008 FOR MADISON MOSAIC VIRGINIA FUND**



**COMPARISON OF CHANGES IN THE VALUE OF A $10,000 INVESTMENT WITH THE LEHMAN MUNICIPAL BOND INDEX AND LIPPER GENERAL MUNICIPAL BOND INDEX FOR MADISON MOSAIC VIRGINIA FUND**



| Average Annual Total Return | | |
|---|---|---|
| 1 Year | 5 Year | 10 Year |
| -0.11% | 2.07% | 3.31% |

*Past performance is not predictive of future performance. Graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

Expressway Revenue bonds. Virginia ranked 19th in the country in terms of issuance on a year-to-date basis.

## NATIONAL FUND

The National Fund had a total return of -0.13% for the annual period and the 30-day SEC yield was 2.90% as of September 30, 2008. The duration of the portfolio was 6.45 years while 38.0% of the portfolio held Moody's top Aaa rating. Purchases made during the period included District of Columbia General Obligation bonds and Kaufman, Texas Independent School District pre-refunded bonds. The United States and

its territories have issued $317.8 billion in muni bonds year-to-date through the end of September which represents a 2.3% decrease in volume over the same period last year.

We appreciate your confidence in Madison Mosaic Funds® and reaffirm our commitment to provide you with competitive returns to meet your investment objectives.

Sincerely,

*Michael J. Peters*

Michael J. Peters, CFA
Vice-President

**STATE DIVERSIFICATION AS OF SEPTEMBER 30, 2008 FOR MADISON MOSAIC NATIONAL FUND**



**COMPARISON OF CHANGES IN THE VALUE OF A $10,000 INVESTMENT WITH THE LEHMAN MUNICIPAL BOND INDEX AND LIPPER GENERAL MUNICIPAL BOND INDEX FOR MADISON MOSAIC NATIONAL FUND**



| Average Annual Total Return | | |
|---|---|---|
| 1 Year | 5 Year | 10 Year |
| -0.13% | 1.64% | 3.23% |

*Past performance is not predictive of future performance. Graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

# Report of Independent Registered Public Accounting Firm

TO THE BOARD OF TRUSTEES AND SHAREHOLDERS
OF MADISON MOSAIC TAX-FREE TRUST

We have audited the accompanying statements of assets and liabilities, including the portfolio of investments of the Madison Mosaic Tax-Free Trust (the "Trust"), including the Virginia Tax-Free Fund and Tax-Free National Fund (collectively, the "Funds"), as of September 30, 2008 and the related statements of operations for the year then ended and the statements of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2008 by correspondence with the Funds' custodian and brokers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds constituting the Trust as of September 30, 2008, and the results of their operations for the year then ended and the changes in their net assets for each of the two years in the period then ended and financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
November 14, 2008

# Virginia Fund • Portfolio of Investments

| CREDIT RATING* | | | PRINCIPAL AMOUNT | MARKET VALUE |
|---|---|---|---|---|
| **MOODY'S** | **S&P** | | | |
| | | **LONG TERM MUNICIPAL BONDS:** 98.5% of net assets | | |
| | | **ECONOMIC DEVELOPMENT:** 10.0% | | |
| Aaa | AAA | James City County Economic Development Authority Revenue, 5%, 6/15/19 | $1,050,000 | $1,081,280 |
| Aa2 | AA | Newport News Economic Development Authority Revenue, 5%, 7/1/25 | 745,000 | 724,364 |
| Aaa | AAA | Roanoke County Economic Development Authority Lease Revenue (Assured Guaranty Insured), 5%, 10/15/16 | 400,000 | 428,948 |
| | | **EDUCATION:** 8.2% | | |
| Aa1 | AA+ | Fairfax County Economic Development Authority, Facilities Revenue, 5%, 4/1/21 | 1,000,000 | 1,006,610 |
| Aa3 | AA | Virginia Polytech Institute & State University Revenue, 5%, 6/1/14 | 775,000 | 825,592 |
| | | **GENERAL OBLIGATION:** 17.6% | | |
| Aaa | AAA | Alexandria, 5%, 1/1/16 | 200,000 | 214,932 |
| Aaa# | AAA | Loudoun County (Prerefunded 5/1/12 @ 100), 5.25%, 5/1/13 | 620,000 | 665,452 |
| Aaa | AAA | Loudoun County, 5%, 10/1/13 | 500,000 | 523,635 |
| Aaa | AAA | Lynchburg, 5.7%, 6/1/25 | 1,000,000 | 1,062,660 |
| Aaa | nr | Prince George (Assured Guaranty Insured), 5%, 2/1/20 | 200,000 | 203,268 |
| Aaa | AAA | Richmond, 5%, 7/15/23 | 750,000 | 742,987 |
| Aa1 | AAA | Virginia Beach, 5%, 3/1/12 | 500,000 | 531,180 |
| | | **HOSPITAL:** 10.2% | | |
| A1 | nr | Augusta County Industrial Development Authority, Hospital Revenue, 5.25%, 9/1/20 | 1,000,000 | 987,760 |
| A2 | AA | Hanover County Industrial Development Authority, Revenue Bon Secours Health System (MBIA Insured), 6%, 8/15/10 | 200,000 | 211,516 |
| Aa3 | AA | Roanoke Industrial Development Authority, Hospital Revenue (Carilion Health Systems) (MBIA Insured), 5.5%, 7/1/16 | 500,000 | 525,275 |
| Aaa | AAA | Roanoke Industrial Development Authority, Hospital Revenue (Roanoke Memorial Hospitals) (MBIA Insured), 6.125%, 7/1/17 | 500,000 | 564,420 |
| | | **HOUSING:** 7.2% | | |
| nr | AAA | Fairfax County Redevelopment & Housing Authority, Multi-Family Housing Revenue (Castel Lani Project) (FHA Insured), 5.5%, 4/1/28 | 425,000 | 393,656 |
| nr | AAA | Suffolk Redevelopment & Housing Authority, Multi-Family Housing Revenue, 5.6%, 2/01/33 | 1,250,000 | 1,235,775 |
| | | **INDUSTRIAL DEVELOPMENT:** 13.8% | | |
| A2 | nr | Fairfax County Economic Development Authority (National Wildlife Assoc.), 5.25%, 9/1/19 | 1,000,000 | 1,017,400 |
| A2 | AA | Gloucester County Economic Development Authority, Lease Revenue (Courthouse Project) (MBIA Insured), 4.375%, 11/1/25 | 500,000 | 434,705 |
| A2 | AAA | Henrico County Industrial Development Authority Revenue (MBIA Insured), 6%, 8/15/16 | 300,000 | 321,213 |

The Notes to Financial Statements are an integral part of these statements.

**Virginia Fund • Portfolio of Investments • September 30, 2008 (concluded)**

| CREDIT RATING* | | | PRINCIPAL | MARKET |
|---|---|---|---|---|
| MOODY'S | S&P | | AMOUNT | VALUE |
| | | **INDUSTRIAL DEVELOPMENT (continued)** | | |
| Aa3 | nr | Prince William County Economic Development Authority, Lease Revenue, 5.25%, 2/1/18 | $ 375,000 | $ 400,035 |
| A2 | AA | Stafford County Industrial Development Authority Revenue, Municipal League Association, 4.5%, 8/1/25 | 700,000 | 607,985 |
| nr | A | Stafford County Industrial Development Authority Revenue, Municipal League Association, 5%, 8/1/21 | 315,000 | 307,405 |
| | | **LEASING AND OTHER FACILITIES:** 10.4% | | |
| Aa1 | AA+ | Arlington County Industrial Development Authority Lease Revenue, 5%, 8/1/14 | 500,000 | 536,750 |
| Aa2 | nr | Prince William County, County Facility (AMBAC Insured), 5%, 6/1/22 | 750,000 | 737,565 |
| Aa3 | nr | Richmond Industrial Development Authority Government Facilities, 5%, 7/15/13 | 1,000,000 | 1,061,860 |
| | | **TRANSPORTATION:** 3.8% | | |
| nr | A- | Richmond Metropolitan Authority Expressway Revenue, (FGIC Insured), 5.25%, 7/15/12 | 350,000 | 373,429 |
| nr | A- | Richmond Metropolitan Authority Expressway Revenue, (FGIC Insured), 5.25%, 7/15/22 | 200,000 | 198,384 |
| Aa2 | AA | Virginia State Resources Authority Infrastructure Revenue, 4.75%, 5/1/17 | 275,000 | 280,241 |
| | | **UTILITIES:** 5.9% | | |
| Aaa | AAA | Richmond Public Utility Revenue, 4.5%, 1/15/33 | 300,000 | 258,435 |
| Aa3 | AA | Southeastern Public Service Authority Revenue, 5%, 7/1/15 | 1,000,000 | 1,060,970 |
| | | **WATER & WASTE:** 11.4% | | |
| Aa3 | AA | Frederick Regional Sewer System Revenue, (AMBAC), 5%, 10/1/15 | 570,000 | 607,341 |
| Aaa | AAA | Henry County Water & Sewer Revenue, (FSA Insured), 5.25%, 11/15/13 | 700,000 | 759,640 |
| Aaa | AAA | Henry County Water & Sewer Revenue, (FSA Insured), 5.25%, 11/15/15 | 150,000 | 163,640 |
| Aa3 | AA+ | Upper Occoquan Sewer, Regional Sewer Revenue (MBIA Insured), 5.15%, 7/1/20 | 1,000,000 | 1,030,160 |
| | | **TOTAL INVESTMENTS** (Cost $22,483,376) | | $22,086,468 |
| | | **CASH AND RECEIVABLES LESS LIABILITIES:** 1.5% of net assets | | 329,104 |
| | | **NET ASSETS:** 100% | | $22,415,572 |

The Notes to Financial Statements are an integral part of these statements.

# National Fund • Portfolio of Investments

| CREDIT RATING* | | | PRINCIPAL AMOUNT | MARKET VALUE |
|---|---|---|---|---|
| MOODY'S | S&P | | | |
| | | **LONG TERM MUNICIPAL BONDS:** 97.7% of net assets | | |
| | | **ARIZONA:** 7.5% | | |
| Aaa# | AAA | Arizona Health Facilities Authority, Hospital Revenue (Phoenix Baptist Hospital) (MBIA Insured), 6.25%, 9/1/11 | $ 75,000 | $ 77,579 |
| Baa1 | BBB | Arizona Tourism & Sports Authority Tax Revenue Bond, 5%, 7/1/16 | 100,000 | 101,044 |
| Aa3 | AA- | Arizona Transportation Board, Grant Antic, 5%, 7/1/13 | 135,000 | 143,775 |
| Aa1 | AAA | Arizona Transportation Board, Highway Revenue Tolls, 5.25%, 7/1/20 | 215,000 | 225,036 |
| Aa2 | nr | Maricopa County Public Corp. Lease Revenue Bond, (AMBAC Insured), 5.5%, 7/1/10 | 245,000 | 256,816 |
| Aa3 | nr | Maricopa County Stadium Revenue Bond, (AMBAC Insured), 5.25%, 6/1/12 | 250,000 | 266,670 |
| Aaa | AAA | Maricopa County Unified School District #41 (Gilbert), 5.8%, 7/1/14 | 250,000 | 278,298 |
| Baa2 | BBB+ | Maricopa County, Unified School District #090 Saddle Mountain, 5%, 7/1/14 | 75,000 | 76,507 |
| Aa3 | AA | Northern Arizona University, 5%, 9/1/23 | 150,000 | 140,859 |
| Aa2 | AAA | Tempe Excise Tax Revenue, 5%, 1/1/20 | 225,000 | 228,456 |
| Aaa# | AAA | University of Arizona Board of Regents (Prerefunded 12/01/09 @100)(FGIC Insured), 5.8%, 6/1/24 | 200,000 | 208,086 |
| | | **DISTRICT OF COLUMBIA:** 1.1% | | |
| A1 | AA | District of Columbia, Series B-3, 5.5%, 6/1/12 | 285,000 | 304,212 |
| | | **FLORIDA:** 10.6% | | |
| nr | A | Emerald Coast Utilities Authority Revenue Bond, (FGIC Insured), 5%, 1/1/25 | 1,010,000 | 942,219 |
| Aa3 | AA- | Palm Beach County Solid Waste Authority Revenue Bond, (AMBAC Insured), 6%, 10/1/10 | 1,100,000 | 1,157,530 |
| Aaa | AAA | Peace River, Manasota Regional Water Supply Authority Revenue Bond (FSA Insured), 5%, 10/1/23 | 750,000 | 709,373 |
| | | **ILLINOIS:** 5.0% | | |
| Aa2 | AA | Regional Illinois Transportation  Authority, Transit Revenue (AMBAC Insured), 7.2%, 11/1/20 | 300,000 | 350,856 |
| A1 | nr | Winnebago County, Public Safety Sales Tax Revenue (MBIA Insured), 5%, 12/30/24 | 1,000,000 | 970,700 |
| | | **INDIANA:** 3.9% | | |
| Aaa | AAA | Western Boone, Multi School Building Corp (FSA Insured), 5%, 1/10/20 | 1,015,000 | 1,040,436 |
| | | **IOWA:** 1.9% | | |
| Aa3 | nr | Ankeny, Series B, 4%, 6/1/17 | 500,000 | 491,000 |
| | | **KANSAS:** 1.9% | | |
| Aaa | AAA | Kansas State Department of Transportation, Hwy Revenue, 6.125%, 9/1/09 | 500,000 | 517,135 |

The Notes to Financial Statements are an integral part of these statements.

| CREDIT RATING* | | | PRINCIPAL AMOUNT | MARKET VALUE |
|---|---|---|---|---|
| MOODY'S | S&P | | | |
| | | **MARYLAND:** 0.3% | | |
| Aaa# | AAA | Maryland State Transportation Authority Transportation Facilities Project Revenue, 6.8%, 7/1/16 | $ 75,000 | $ 84,074 |
| | | **MASSACHUSETTS:** 4.3% | | |
| Aa2 | AA | Massachusetts Bay Transportation Authority, Transit Revenue, 7%, 3/1/14 | 1,000,000 | 1,138,740 |
| | | **MICHIGAN:** 5.5% | | |
| A2 | AA | Charles Stewart Mott Community College, (MBIA Insured), 5%, 5/1/18 | 720,000 | 732,074 |
| Aa3 | AA | Detroit City School District, (FGIC Insured), 6%, 5/1/20 | 300,000 | 337,335 |
| Aa3 | AA | Redford United School District, (AMBAC Insured), 5%, 5/1/22 | 410,000 | 403,243 |
| | | **MISSISSIPPI:** 4.5% | | |
| Aaa | AAA | Harrison County Wastewater Management District, Sewer Revenue, (Wastewater Treatment Facilities) FGIC Insured), 8.5%, 2/1/13 | 500,000 | 583,585 |
| Aaa | AAA | Harrison County Wastewater Management District, Sewer Revenue, (Wastewater Treatment Facilities) FGIC Insured), 7.75%, 2/1/14 | 500,000 | 600,550 |
| | | **MISSOURI:** 11.9% | | |
| Aaa | AAA | Greene County Certificate Participation, 5.25%, 7/1/11 | 300,000 | 313,512 |
| Aaa | AAA | Jackson County Reorg School District #7, Lees Summit, (FSA Insured), 5.25%, 3/1/14 | 300,000 | 317,328 |
| Aa3 | nr | Jefferson County Public Water Supply District Number C-1 (AMBAC Insured), 5.25%, 12/1/16 | 130,000 | 136,674 |
| Aaa | AAA | Jefferson County School District, 6.7%, 3/1/11 | 155,000 | 163,082 |
| Aa1 | nr | Lees Summit, 4.7%, 4/1/21 | 325,000 | 320,171 |
| Aaa | AAA | Mehlville School District R-9, Certificate Participation, (FSA Insured), 5%, 9/1/19 | 300,000 | 304,989 |
| Aa1 | AA+ | Missouri State Board Public Buildings, 5.5%, 10/15/13 | 300,000 | 328,770 |
| Aaa | AAA | Missouri State Highway & Transportation, Street & Road Revenue, 5.25%, 2/1/20 | 250,000 | 263,815 |
| Aa1 | AA+ | North Kansas City School District, 4.25%, 3/1/16 | 300,000 | 303,966 |
| Aaa | AAA | St Louis County, Mortgage Revenue Bond, (AMT) 5.65%, 2/1/20 | 500,000 | 497,105 |
| A2 | A | St Louis Industrial Development Authority Pollution Control Revenue, 6.65%, 5/1/16 | 200,000 | 217,310 |
| | | **NEW JERSEY:** 3.6% | | |
| Aaa# | AAA | New Jersey State Turnpike Authority Revenue, 6.5%, 1/1/16 | 850,000 | 957,346 |
| | | **NORTH CAROLINA:** 10.2% | | |
| nr | BBB- | Lincolnton Enterprise Systems Revenue Bond, 5%, 5/1/17 | 800,000 | 810,256 |
| Baa1 | nr | North Carolina Medical Care Community Revenue, 5.5%, 10/1/24 | 500,000 | 456,755 |
| Aa2 | AA+ | Raleigh, Certificate Participation, Leasing Revenue, 4.75%, 6/1/25 | 590,000 | 541,921 |
| Aa3 | AA | University North Carolina Systems, (AMBAC Insured), 5.25%, 4/1/21 | 890,000 | 901,356 |
| | | **NORTH DAKOTA:** 2.0% | | |
| Aaa | AAA | Grand Forks Health Care Systems Revenue Bond, 7.125%, 8/15/24 | 500,000 | 542,450 |

The Notes to Financial Statements are an integral part of these statements.

## National Fund • Portfolio of Investments • September 30, 2008 (concluded)

| CREDIT RATING* MOODY'S | S&P | | PRINCIPAL AMOUNT | MARKET VALUE |
|---|---|---|---|---|
| | | **PENNSYLVANIA:** 8.0% | | |
| A1 | AA | Lehigh County General Obligation (Lehigh Valley Hospital) (MBIA Insured), 7%, 7/1/16 | $1,000,000 | $1,128,710 |
| A1 | AA | Pennsylvania Higher Educational Facilities Authority Revenue Bond, 5%, 4/1/20 | 1,000,000 | 988,810 |
| | | **SOUTH CAROLINA:** 0.4% | | |
| Aaa | AAA | Lexington County Health Services District Inc., Hospital Revenue Bond, 5.75%, 11/1/28 | 100,000 | 110,381 |
| | | **TEXAS:** 9.3% | | |
| Aa3 | AA | Austin Water and Wastewater Revenue, 5%, 5/15/20 | 400,000 | 401,880 |
| Aaa | AAA | Kaufman Independent School District, 5.125%, 2/15/32 | 480,000 | 510,514 |
| Aaa | AAA | Lower Colorado River Authority, Utility Revenue, (AMBAC Insured), 6%, 1/1/17 | 305,000 | 342,448 |
| Aa3 | AA | Mueller Local Government, Contract Revenue, 5%, 9/1/25 | 1,280,000 | 1,218,944 |
| | | **VIRGINIA:** 1.6% | | |
| Aaa | AAA | Henry County Water & Sewer Revenue, (FSA Insured), 5.25%, 11/15/15 | 150,000 | 163,640 |
| Aaa | nr | Prince George, (Assured Guaranty Insured), 5%, 2/1/20 | 100,000 | 101,634 |
| Aa3 | nr | Richmond Industrial Development Authority Government Facilities Revenue Bond, (AMBAC Insured), 5%, 7/15/16 | 150,000 | 158,602 |
| | | **WASHINGTON:** 3.5% | | |
| Aaa | AAA | Grays Harbor County Public Utility #001, Electric Revenue Bond, 5.25%, 7/1/24 | 605,000 | 602,386 |
| Aaa | AAA | King County School District #415 Kent, (FSA Insured), 5.5%, 6/1/16 | 300,000 | 329,010 |
| | | **WISCONSIN:** 0.7% | | |
| nr | BBB | Wisconsin Health & Educational Facilities Authority Revenue Bond, Carroll College Inc. Project, 5.25%, 10/1/21 | 200,000 | 185,810 |
| | | **TOTAL INVESTMENTS** (Cost $26,333,221) | | $25,985,763 |
| | | **CASH AND RECEIVABLES LESS LIABILITIES:** 2.3% of net assets | | 612,374 |
| | | **NET ASSETS:** 100% | | $26,598,137 |

**NOTES TO PORTFOLIOS OF INVESTMENTS:**

| | |
|---|---|
| # | Refunded or escrowed to maturity |
| AMBAC | American Municipal Bond Assurance Corporation |
| AMT | Subject to Alternative Minimum Tax |
| FGIC | Financial Guaranty Insurance Company |
| FHA | Federal Housing Administration |
| FSA | Federal Security Assistance |
| MBIA | Municipal Bond Investors Assurance Corporation |
| Moody's | Moody's Investors Service, Inc. |
| nr | Not rated |
| S&P | Standard & Poor's Corporation |
| * | Credit ratings are unaudited |

The Notes to Financial Statements are an integral part of these statements.

# Statements of Assets and Liabilities

| | Virginia Fund | National Fund |
|---|---|---|
| **ASSETS** | | |
| Investment securities, at value* (Note 1) | $22,086,468 | $25,985,763 |
| Cash | 40,474 | 234,518 |
| Interest receivable | 300,964 | 399,671 |
| **Total assets** | 22,427,906 | 26,619,952 |
| | | |
| **LIABILITIES** | | |
| Payables | | |
| Dividends | 4,584 | 10,822 |
| Capital shares redeemed | -- | 3,243 |
| Independent trustee fees | 750 | 750 |
| Auditor fees | 7,000 | 7,000 |
| **Total liabilities** | 12,334 | 21,815 |
| | | |
| **NET ASSETS** | $22,415,572 | $26,598,137 |
| | | |
| **Net assets consists of:** | | |
| Paid in capital | $22,755,625 | $26,798,387 |
| Accumulated net realized gains | 56,855 | 147,208 |
| Net unrealized depreciation on investments | (396,908) | (347,458) |
| **Net assets** | $22,415,572 | $26,598,137 |
| | | |
| **CAPITAL SHARES OUTSTANDING** | | |
| An unlimited number of capital shares, without par value, are authorized (Note 6) | 2,036,109 | 2,571,884 |
| | | |
| **NET ASSET VALUE PER SHARE** | $11.01 | $10.34 |
| | | |
| * **INVESTMENT SECURITIES, AT COST** | $22,483,376 | $26,333,221 |

The Notes to Financial Statements are an integral part of these statements.

# Statements of Operations

*For the year ended September 30, 2008*

| | Virginia Fund | National Fund |
|---|---:|---:|
| **INVESTMENT INCOME** (Note 1) | | |
| Interest income | $1,008,472 | $1,280,341 |
| | | |
| **EXPENSES** (Notes 2, 3 and 7) | | |
| Investment advisory fees | 145,336 | 176,773 |
| Other expenses | 83,714 | 111,822 |
| Independent trustee fees | 3,000 | 3,000 |
| Auditor fees | 7,000 | 7,000 |
| Line of credit interest and fees | 250 | 250 |
| **Total expenses** | 239,300 | 298,845 |
| | | |
| **NET INVESTMENT INCOME** | 769,172 | 981,496 |
| | | |
| **REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS** | | |
| Net realized gain on investments | 61,692 | 147,208 |
| Change in net unrealized depreciation of investments | (855,772) | (1,112,006) |
| | | |
| **NET LOSS ON INVESTMENTS** | (794,080) | (964,798) |
| | | |
| **TOTAL (DECREASE) INCREASE IN NET ASSETS RESULTING FROM OPERATIONS** | $ (24,908) | $ 16,698 |

The Notes to Financial Statements are an integral part of these statements.

# Statements of Changes in Net Assets

|  | Virginia Fund | | National Fund | |
|---|---|---|---|---|
|  | Year Ended September 30, | | Year Ended September 30, | |
|  | 2008 | 2007 | 2008 | 2007 |
| **INCREASE IN NET ASSETS RESULTING FROM OPERATIONS** | | | | |
| Net investment income | $ 769,172 | $ 847,564 | $ 981,496 | $ 1,030,411 |
| Net realized gain on investments | 61,692 | 65,158 | 147,208 | 129,897 |
| Change in net unrealized depreciation on investments | (855,772) | (396,126) | (1,112,006) | (550,342) |
| **Total (decrease) increase in net assets resulting from operations** | (24,908) | 516,596 | 16,698 | 609,966 |
| **DISTRIBUTION TO SHAREHOLDERS** | | | | |
| From net investment income | (769,172) | (847,564) | (981,496) | (1,030,411) |
| From net realized gains | (69,995) | (118,708) | (73,627) | (131,426) |
| **Total distributions** | (839,167) | (966,272) | (1,055,123) | (1,161,837) |
| **CAPITAL SHARE TRANSACTIONS** (Note 6) | 39,429 | (2,534,662) | (942,630) | (1,589,942) |
| **TOTAL DECREASE IN NET ASSETS** | (824,646) | (2,984,338) | (1,981,055) | (2,141,813) |
| **NET ASSETS** | | | | |
| Beginning of period | $23,240,218 | $26,224,556 | $28,579,192 | $30,721,005 |
| End of period | $22,415,572 | $23,240,218 | $26,598,137 | $28,579,192 |

The Notes to Financial Statements are an integral part of these statements.

# Financial Highlights

*Selected data for a share outstanding for the year indicated.*

### VIRGINIA FUND

| | Year Ended September 30, | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2008** | **2007** | **2006** | **2005** | **2004** |
| Net asset value, beginning of year | $11.43 | $11.63 | $11.69 | $11.92 | $12.06 |
| Investment operations: | | | | | |
| Net investment income | 0.38 | 0.39 | 0.39 | 0.38 | 0.41 |
| Net realized and unrealized loss on investments | (0.39) | (0.15) | (0.05) | (0.15) | -- |
| Total from investment operations | (0.01) | 0.24 | 0.34 | 0.23 | 0.41 |
| Less distribution from: | | | | | |
| Net investment income | (0.38) | (0.39) | (0.39) | (0.38) | (0.41) |
| Net realized gains | (0.03) | (0.05) | (0.01) | (0.08) | (0.14) |
| Total distributions | (0.41) | (0.44) | (0.40) | (0.46) | (0.55) |
| Net asset value, end of year | $11.01 | $11.43 | $11.63 | $11.69 | $11.92 |
| Total return (%) | (0.11) | 2.13 | 2.98 | 1.94 | 3.46 |
| Ratios and supplemental data | | | | | |
| Net assets, end of year (in thousands) | $22,416 | $23,240 | $26,225 | $27,649 | $28,157 |
| Ratio of expenses to average net assets (%) | 1.03 | 1.03 | 1.02 | 1.02 | 1.02 |
| Ratio of net investment income to average net assets (%) | 3.31 | 3.37 | 3.33 | 3.22 | 3.41 |
| Portfolio turnover (%) | 7 | 12 | 21 | 12 | 16 |

### NATIONAL FUND

| | Year Ended September 30, | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2008** | **2007** | **2006** | **2005** | **2004** |
| Net asset value, beginning of year | $10.75 | $10.95 | $11.11 | $11.35 | $11.45 |
| Investment operations: | | | | | |
| Net investment income | 0.38 | 0.38 | 0.38 | 0.37 | 0.38 |
| Net realized and unrealized loss on investments | (0.38) | (0.15) | (0.10) | (0.24) | (0.10) |
| Total from investment operations | (0.00) | 0.23 | 0.28 | 0.13 | 0.28 |
| Less distribution from: | | | | | |
| Net investment income | (0.38) | (0.38) | (0.38) | (0.37) | (0.38) |
| Net realized gains | (0.03) | (0.05) | (0.06) | -- | -- |
| Total distributions | (0.41) | (0.43) | (0.44) | (0.37) | (0.38) |
| Net asset value, end of year | $10.34 | $10.75 | $10.95 | $11.11 | $11.35 |
| Total return (%) | (0.13) | 2.14 | 2.56 | 1.19 | 2.47 |
| Ratios and supplemental data | | | | | |
| Net assets, end of year (in thousands) | $26,598 | $28,579 | $30,721 | $21,576 | $22,526 |
| Ratio of expenses to average net assets (%) | 1.06 | 1.05 | 1.06 | 1.07 | 1.07 |
| Ratio of net investment income to average net assets (%) | 3.47 | 3.52 | 3.45 | 3.31 | 3.31 |
| Portfolio turnover (%) | 13 | 17 | 34 | 9 | 28 |

The Notes to Financial Statements are an integral part of these statements.

# Notes to Financial Statements

**1. Summary of Significant Accounting Policies.**

Madison Mosaic Tax-Free Trust (the "Trust") is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end, diversified investment management company. The Trust maintains two separate funds, the Virginia Tax-Free Fund ("Virginia Fund") and the Tax-Free National Fund (the "National Fund") which invest principally in securities exempt from federal income taxes, commonly known as "municipal" securities. The Virginia Fund invests solely in securities exempt from both federal and state income taxes. The National Fund invests in securities exempt from federal taxes. Both Funds invest in intermediate and long-term securities. Because the Trust is 100% no-load, the shares of each Fund are offered and redeemed at the net asset value per share.

*Securities Valuation:* The Funds value securities having maturities of 60 days or less at amortized cost, which approximates fair market value. Securities having longer maturities, for which market quotations are readily available are valued at the mean between their bid and ask prices. Securities for which market quotations are not readily available are valued at their fair value as determined in good faith under procedures approved by the Board of Trustees.

*Investment Transactions:* Investment transactions are recorded on a trade date basis. The cost of investments sold is determined on the identified cost basis for financial statement and Federal income tax purposes.

*Investment Income:* Interest income is recorded on an accrual basis. Bond premium is amortized and original issue discount and market discount are accreted over the expected life of each applicable security using the effective interest method.

*Distribution of Income and Gains:* Distributions are recorded on the ex-dividend date. Net investment income, determined as gross investment income less total expenses, is declared as a regular dividend and distributed to shareholders monthly. Capital gain distributions, if any, are declared and paid annually at calendar year-end. Additional distributions may be made if necessary. Distributions paid during the years ended September 30, 2008 and 2007 were identical for book purposes and tax purposes.

The tax character of distributions paid for the Virginia Fund was $69,995 long-term for the year ended September 30, 2008 and $118,708 long-term for the year ended September 30, 2007. The tax character of distributions paid for the National Fund was $1,382 short-term and $72,245 long-term for the year ended September 30, 2008 and $131,426 long-term for the year ended September 30, 2007. There were no short-term capital gain distributions for the Virginia Fund for the years ended September 30, 2008 or 2007 and the National Fund for the year ended September 30, 2007.

As of September 30, 2008 the components of distributable earnings on a tax basis were as follows:

**Virginia Fund:**

| | |
|---|---|
| Accumulated net realized gains | $  56,855 |
| Net unrealized depreciation on investments | (396,908) |
| | $(340,053) |

**National Fund:**

| | |
|---|---|
| Accumulated net realized gains | $ 147,208 |
| Net unrealized depreciation on investments | (347,458) |
| | $(200,250) |

Net realized gains or losses may differ for financial and tax reporting purposes as a result of loss deferrals related to wash sales and post-October transactions.

## Notes to Financial Statements (continued)

*Income Tax:* No provision is made for Federal income taxes since it is the intention of the Funds to comply with the provisions of the Internal Revenue Code available to investment companies and to make the requisite distribution to shareholders of taxable income which will be sufficient to relieve it from all or substantially all Federal income taxes.

The Funds adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes," on June 29, 2007. The implementation of FIN 48 resulted in no material liability for unrecognized tax benefits and no material change to the beginning net asset value of the fund.

As of and during the year ended September 30, 2008, the Funds did not have a liability for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. During the period, the Funds did not incur any interest or penalties.

*Use of Estimates:* The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates affect the reported amounts of assets and liabilities and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

**2. Investment Advisory Fees and Other Transactions with Affiliates.** The investment advisor to the Trust, Madison Mosaic, LLC, a wholly owned subsidiary of Madison Investment Advisors, Inc. (the "Advisor"), earns an advisory fee

equal to 0.625% per annum of the average net assets of the Funds. The fees are accrued daily and are paid monthly.

**3. Other Expenses.** Under a separate Services Agreement, the Advisor will provide or arrange for each Fund to have all necessary operational and support services for a fee based on a percentage of average net assets, other than the expenses of the Trust's Independent Trustees and auditor ("Independent Service Providers") which are paid directly based on cost and any costs associated with the Lines of Credit described in Note 7. For the year ended September 30, 2008, the services fee was based on the following percentage of average net assets: 0.36% for the Virginia Fund and 0.40% for the National Fund on assets less than $25 million and 0.36% for all assets greater than $25 million. The amount paid by each Fund directly for Independent Service Providers fees for the year ended was $10,000. The Funds use US Bancorp Fund Services LLC as their transfer agent and US Bank as their custodian. The transfer agent and custodian fees are paid by the Advisor and allocated to the Funds pursuant to a services agreement and are included in other expenses.

**4. Aggregate Cost and Unrealized Appreciation.** The aggregate cost for federal income tax purposes and the net unrealized appreciation (depreciation) are stated as follows as of September 30, 2008:

|  | Virginia Fund | National Fund |
|---|---|---|
| Aggregate Cost | $22,483,376 | $26,333,221 |
| Gross unrealized appreciation | 298,086 | 610,600 |
| Gross unrealized depreciation | (694,994) | (958,058) |
| **Net unrealized appreciation** | $ (396,908) | $ (347,458) |

## Notes to Financial Statements (continued)

**5. Investment Transactions.** Purchases and sales of securities (excluding short-term securities) for the year ended September 30, 2008, were as follows:

|  | Purchases | Sales |
|---|---|---|
| Virginia Fund | $1,609,045 | $1,568,488 |
| National Fund | $3,625,361 | $4,473,818 |

**6. Capital Share Transactions.** An unlimited number of capital shares, without par value, are authorized. Transactions in capital shares were as follows:

| Virginia Fund | Year Ended September 30, | |
|---|---|---|
|  | 2008 | 2007 |
| **In Dollars** | | |
| Shares sold | $1,359,181 | $ 916,537 |
| Shares issued in reinvestment of dividends | 778,084 | 900,391 |
| Total shares issued | 2,137,265 | 1,816,928 |
| Shares redeemed | (2,097,836) | (4,351,590) |
| **Net increase (decrease)** | $ 39,429 | $(2,534,662) |
| **In Shares** | | |
| Shares sold | 118,374 | 79,845 |
| Shares issued in reinvestment of dividends | 68,316 | 78,293 |
| Total shares issued | 186,690 | 158,138 |
| Shares redeemed | (183,005) | (380,598) |
| **Net increase (decrease)** | 3,685 | (222,460) |

| National Fund | Year Ended September 30, | |
|---|---|---|
|  | 2008 | 2007 |
| **In Dollars** | | |
| Shares sold | $1,132,742 | $1,767,944 |
| Shares issued in reinvestment of dividends | 906,497 | 983,612 |
| Total shares issued | 2,039,239 | 2,751,556 |
| Shares redeemed | (2,981,869) | (4,341,498) |
| **Net decrease** | $ (942,630) | $(1,589,942) |

| National Fund (cont.) | Year Ended September 30, | |
|---|---|---|
|  | 2008 | 2007 |
| **In Shares** | | |
| Shares sold | 106,051 | 163,241 |
| Shares issued in reinvestment of dividends | 84,717 | 90,894 |
| Total shares issued | 190,768 | 254,135 |
| Shares redeemed | (277,216) | (400,667) |
| **Net decrease** | (86,448) | (146,532) |

**7. Lines of Credit.** The Virginia Fund has a $7.5 million and the National Fund has an $8 million revolving credit facility with a bank for temporary emergency purposes, including the meeting of redemption requests that otherwise might require the untimely disposition of securities. The interest rate on the outstanding principal amount is equal to the prime rate less 0.5% (effective rate of 4.5% at September 30, 2008). The lines of credit contain loan covenants with respect to certain financial ratios and operating matters. Both Funds were in compliance with these covenants as of September 30, 2008 and 2007. During the year ended September 30, 2008, neither Fund borrowed on their lines of credit.

**8. Accounting Pronouncements.** In September 2006, Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157), was issued and is effective for fiscal years beginning after November 15, 2007. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. As of September 30, 2008, the Adviser does not believe the adoption of FAS 157 will impact the amounts reported in the financial statements, however, additional disclosures will be required about the inputs used to develop the measurements of fair value and the effect of certain measurements reported on the Statement of Operations for a fiscal period.

On March 19, 2008, Financial Accounting Standards Board released Statement of

## Notes to Financial Statements (concluded)

Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (FAS 161). FAS 161 requires qualitative disclosures about objectives an strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years and interim periods beginning after November 15, 2008. At tis time, management is evaluating the implications of FAS 161 and its impact on the financial statements has not yet been determined.

---

### Fund Expenses (unaudited)

*Example:* This Example is intended to help you understand your costs (in dollars) of investing in a Fund and to compare these costs with the costs of investing in other mutual funds. See footnotes 2 and 3 above for an explanation of the types of costs charged by the funds. This Example is based on an investment of $1,000 invested on April 1, 2008 and held for the six-months ended September 30, 2008.

### Actual Expenses

The table below titled "Based on Actual Total Return" provides information about actual account values and actual expenses. You may use the information provided in this table, together with the amount you invested, to estimate the expenses that you paid over the period. To estimate the expenses you paid on your account, divide your ending account value by $1,000 (for example, an $8,500 ending account valued divided by $1,000 = 8.5), then multiply the result by the number under the heading entitled "Expenses Paid During the Period."

### Based on Actual Total Return[1]

|  | Actual Total Return[2] | Beginning Account Value | Ending Account Value | Annualized Expense Ratio[3] | Expenses Paid During the Period[3] |
|---|---|---|---|---|---|
| Virginia Fund | -1.81% | $1,000.00 | $981.91 | 1.03% | $5.16 |
| National Fund | -1.75% | $1,000.00 | $982.48 | 1.06% | $5.30 |

[1]For the six months ended September 30, 2008.
[2]Assumes reinvestment of all dividends and capital gains distributions, if any, at net asset value.
[3]Expenses are equal to the respective Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 366.

### Hypothetical Example for Comparison Purposes

The table below titled "Based on Hypothetical Total Return" provides information about hypothetical account values and hypothetical expenses based on the actual expense ratio and an assumed rate of return of 5.00% per year before expenses, which is not any fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use the information provided in this table to compare the ongoing costs of investing in a Mosaic Tax-Free Trust Fund and other funds. To do so, compare the 5.00% hypothetical example relating to the Mosaic Fund with the 5.00% hypothetical examples that appear in the shareholder reports of the other funds.

## Fund Expenses (concluded)

### Based on Hypothetical Total Return[1]

| | Hypothetical Annualized Total Return | Beginning Account Value | Ending Account Value | Annualized Expense Ratio[2] | Expenses Paid During the Period[2] |
|---|---|---|---|---|---|
| Virginia Fund | 5.00% | $1,000.00 | $1,025.26 | 1.03% | $5.21 |
| National Fund | 5.00% | $1,000.00 | $1,025.26 | 1.06% | $5.35 |

[1]For the six months ended September 30, 2008.

[2]Expenses are equal to the respective Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 366.

**MADISON MOSAIC TAX-FREE TRUST**  September 30, 2008

# Management Information

### Independent Trustees

| Name, Address and Age | Position(s) Held with Fund | Term of Office and Length of Time Served | Principal Occupation(s) During Past 5 Years | Number of Portfolios in Fund Complex Overseen | Other Directorships Held |
|---|---|---|---|---|---|
| Philip E. Blake 550 Science Drive Madison, WI 53711 Born 1944 | Trustee | Indefinite Term since May 2001 | Retired investor; formerly Vice President – Publishing, Lee Enterprises, Inc. | All 12 Madison Mosaic Funds | Madison Newspapers, Inc. of Madison, WI; Trustee of the Madison Claymore Covered Call and Equity Strategy Fund and Madison Strategic Sector Premium Fund; Nerites Corp. |
| James R. Imhoff, Jr. 550 Science Drive Madison, WI 53711 Born 1944 | Trustee | Indefinite Term since July 1996 | Chairman and CEO of First Weber Group, Inc. (real estate brokers) of Madison, WI. | All 12 Madison Mosaic Funds | Trustee of the Madison Claymore Covered Call and Equity Strategy Fund and Madison Strategic Sector Premium Fund; Park Bank, FSB |
| Lorence D. Wheeler 550 Science Drive Madison, WI 53711 Born 1938 | Trustee | Indefinite Term since July 1996 | Retired investor; formerly Pension Specialist for CUNA Mutual Group (insurance) and President of Credit Union Benefits Services, Inc. (a provider of retirement plans and related services for credit union employees nationwide). | All 12 Madison Mosaic Funds | Trustee of the Madison Claymore Covered Call and Equity Strategy Fund and Madison Strategic Sector Premium Fund; Grand Mountain Bank, FSB; Grand Mountain Bancshares, Inc. |

## Management Information (concluded)

**Forward-Looking Statement Disclosure.** One of our most important responsibilities as mutual fund managers is to communicate with shareholders in an open and direct manner. Some of our comments in our letters to shareholders are based on current management expectations and are considered "forward-looking statements." Actual future results, however, may prove to be different from our expectations. You can identify forward-looking statements by words such as "estimate," "may," "will," "expect," "believe," "plan" and other similar terms. We cannot promise future returns. Our opinions are a reflection of our best judgment at the time this report is compiled, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events, or otherwise.

**Proxy Voting Information.** The Trust only invests in non-voting securities. Nevertheless, the Trust adopted policies that provide guidance and set forth parameters for the voting of proxies relating to securities held in the Trust's portfolios. These policies are available to you upon request and free of charge by writing to Madison Mosaic Funds, 550 Science Drive, Madison, WI 53711 or by calling toll-free at 1-800-368-3195. The Trust's proxy voting policies may also be obtained by visiting the Securities and Exchange Commission web site at www.sec.gov. The Trust will respond to shareholder requests for copies of our policies within two business days of request by first-class mail or other means designed to ensure prompt delivery.

**N-Q Disclosure.** The Trust files its complete schedule of portfolio holdings with the U.S. Securities and Exchange Commission (the "Commission") for the first and third quarters of each fiscal year on Form N-Q. The Trust's Forms N-Q are available on the Commission's website. The Trust's Forms N-Q may be reviewed and copied at the Commission's Public Reference Room in Washington, DC. Information about the

operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Form N-Q and other information about the Trust are available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the Commission's Public Reference Section, Washington, DC 20549-0102. Finally, you may call us at 800-368-3195 if you would like a copy of Form N-Q and we will mail one to you at no charge.

### Discussion of Contract Renewal (Unaudited)

The Trustees considered a number of factors when the Board most recently approved the advisory contract between the Advisor and the Trust in July 2008. Rather than providing you with a list of factors or conclusory statements that explained the Board's decisionmaking process, the following discussion is designed to describe what you would have seen and heard if you had been at the Trust's Board meeting when it most recently approved the advisory contract:

With regard to the nature, extent and quality of the services to be provided by the Advisor, the Board reviewed the biographies and tenure of the personnel involved in fund management. They recognized the wide array of investment professionals employed by the firm. The officers of the investment advisor discussed the firm's ongoing investment philosophies and strategies intended to provide superior performance consistent with each funds' investment objectives under various market scenarios. The Trustees also noted their familiarity with the advisor due to the advisor's history of providing advisory services to the Madison Mosaic family.

The Board also discussed the quality of services provided by the transfer agent, US

Bancorp Fund Services, LLC. The advisor reported that the transfer agent has routinely ranked at or near the top in customer service surveys for third party transfer agents. The Independent Trustees noted that they had just completed a satisfactory on-site review of the transfer agent's facilities and operations, including its main operations in Milwaukee, Wisconsin and its emergency recovery center located in West Allis, Wisconsin.

With regard to the investment performance of each fund and the investment advisor, the Board reviewed current performance information. They discussed the reasons for both outperformance and underperformance compared with peer groups and applicable indices. With regard to fixed-income performance, the Advisor explained its active bond management style and its goal of protecting shareholders during periods of rising interest rates. The Advisor explained that, in the long-term, it believes this philosophy is in the best interest of fixed-income fund shareholders and is in accordance with applicable prospectus disclosures of investment objectives and policies for such funds. The Advisor reported to the Board that these funds were performing in accordance with their stated investment objectives and policies.

The Board engaged in a comprehensive discussion of fund performance and market conditions.

The officers of the Advisor also discussed the Advisor's methodology for arriving at the peer groups and indices used for performance comparisons. The Board reviewed both short-term and long-term standardized performance, i.e. one, five and ten year (or since inception) average annual total returns for each fund and comparable funds, as well as standardized yields for fixed income funds.

With regard to the costs of the services to be provided and the profits to be realized by the investment advisor and its affiliates

from the relationship with each Mosaic fund, the Board reviewed the expense ratios for each Madison Mosaic fund compared with funds with similar investment objectives and of similar size. The Board reviewed such comparisons based on a variety of peer group comparisons from data extracted from industry databases including comparison to funds with similar investment objectives based on their broad asset category and total asset size, as well as from data provided directly by funds that most resembled each portfolio's asset size and investment objective for the last year. The Advisor discussed the objective manner by which Madison Mosaic fees were compared to fees in the industry.

As in past years, the Trustees recognized that each Madison Mosaic fund's fee structure should be reviewed based on total fund expense ratio rather than simply comparing advisory fees to other advisory fees in light of the simple expense structure (i.e. a single advisory and a single services fee, with only the fixed fees of the Independent Trustees and auditors paid separately). As such, the Board focused its attention on the total expense ratios paid by other funds of similar size and category when considering the individual components of the expense ratios. The Board also recognized that investors are often required to pay distribution fees (loads) over and above the amounts identified in the expense ratio comparison reviewed by the Board, whereas no such fees are paid by Madison Mosaic shareholders.

The Trustees sought to ensure that fees were adequate so that the Advisor did not neglect its management responsibilities for the Trusts in favor of more "profitable" accounts. At the same time, the Trustees sought to ensure that compensation paid to the Advisor was not unreasonably high. The Board reviewed materials demonstrating that although the Advisor is compensated for a variety of the administrative services it provides or arranges to provide pursuant to its Services Agreements, such compensation generally does not cover all costs due to the relatively small size of the funds in the Madison Mosaic family. Administrative, operational, regulatory and compliance fees and costs in excess of the Services Agreement fees are paid by the advisor from its investment advisory fees earned. For these reasons, the Trustees recognized that examination of total expense ratios compared to those of other investment companies was more meaningful than a simple comparison of basic "investment management only" fee schedules.

In reviewing costs and profits, the Trustees recognized that Madison Mosaic Funds are to a certain extent "subsidized" by the greater Madison Investment Advisors, Inc. organization because the salaries of all portfolio management personnel, trading desk personnel, corporate accounting personnel and employees of the Advisor who served as officers of the funds, as well as facility costs (rent), could not be supported by fees received from the funds alone. However, although Madison Mosaic represents only a few hundred million dollars of assets out of the multiple billions of assets managed by the Madison Investment Advisors, Inc. organization in Wisconsin at the time of the meeting, the Madison Mosaic family is profitable to the advisor at the margin because such salaries and fixed costs are proportionately paid from revenue generated by management of the remaining assets. The Trustees reviewed a profitability analysis of the funds and recognized that, as explained above, full salaries of all portfolio managers had not been factored into the analyses. As a result, although the fees paid by each respective Madison Mosaic fund at its present size might not be sufficient to profitably support a "stand-alone" mutual fund complex, the funds are reasonably profitable to the advisor as part of its larger, diversified organization. The Trustees also recognized that Madison Mosaic's reputation benefited the Advisor's reputation in attracting separately managed

accounts and other investment advisory business. In sum, the Trustees recognized that Madison Mosaic Funds are important to the advisor, are managed with the attention given to other firm clients and are not treated as "loss leaders."

The Board engaged in a general and detailed discussion regarding fees. As part of the Board's review of the costs of services and the profits to be realized by the Advisor, the Board considered the reasonableness and propriety of the securities research and so-called "soft dollar" benefits, if any, that the advisor receives in connection with brokerage transactions. The Trustees recognized that "soft-dollar" benefits were not generated by fixed-income transactions.

With regard to the extent to which economies of scale would be realized as a fund grows, the Trustees recognized that Madison Mosaic Funds, both individually and as a complex, remain small and that economies of scale would likely be addressed after funds see assets grow significantly beyond their current levels. In light of their size, the Trustees noted that at current asset levels, it was premature to discuss additional economies of scale. The Trustees recognized that the Tax-Free National Fund, although small, had adopted a break-point schedule for assets in excess of $25 million contemporaneously with its acquisition of the Tax-Free Arizona and Missouri Funds in recognition of the economies of scale achieved by such transactions in 2006.

Finally, the Board reviewed the role of Mosaic Funds Distributor, LLC. They noted that the Advisor pays all distribution expenses of Madison Mosaic Funds because the funds themselves do not pay distribution fees. Such expenses include FINRA regulatory fees and "bluesky" fees charged by state governments in order to permit the funds to be offered in the various United States jurisdictions.

Based on all of the material factors explained above, plus a number of other matters that the Trustees are generally required to consider under guidelines developed by the Securities and Exchange Commission, the Trustees concluded that the Advisor's contract should be renewed for another year.

This page was left blank intentionally.

*tax-free trust*

## The Madison Mosaic Family of Mutual Funds

### *Equity Trust*
Investors Fund
Balanced Fund
Mid-Cap Fund
Disciplined Equity Fund
Madison Institutional Equity Option Fund

### *Income Trust*
Government Fund
Core Bond Fund
Institutional Bond Fund
Madison Corporate Income Shares (COINS) Fund

### *Tax-Free Trust*
Virginia Tax-Free Fund
Tax-Free National Fund

### *Government Money Market*

For more complete information on any Madison Mosaic fund, including charges and expenses, request a prospectus by calling 1-800-368-3195. Read it carefully before you invest or send money. This document does not constitute an offering by the distributor in any jurisdiction in which such offering may not be lawfully made. Mosaic Funds Distributor, LLC.

---

### TRANSFER AGENT

Madison Mosaic Funds®
c/o US Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701



**www.mosaicfunds.com**

### TELEPHONE NUMBERS

**Shareholder Service**
Toll-free nationwide: 888-670-3600

**Mosaic Tiles (24 hour automated information)**
Toll-free nationwide: 800-336-3063

SEC File Number 811-3486